EXHIBIT 12

Matrix Service Company

Ratio of Earnings to Fixed Charges

	Six Months Ended November 30, 2008	May 31, 2008	May 31, 2007	May 31, 2006	May 31, 2005	May 31, 2004
Earnings:
Pre-tax income from continuing operations	30,089	33,716	31,114	11,594	(44,458)	15,723
Less: Equity Earnings	—	—	—	—	—	(510)
Plus: Fixed Charges	648	1,572	3,037	8,392	6,407	3,700
Plus: Amortization of Capitalized Interest	10	19	19	19	19	19
Plus: Distributed Earnings of Equity Investees	—	—	—	—	—	701

Total	30,747	35,307	34,170	20,005	(38,031)	19,634

Fixed Charges:
Interest Expensed	189	630	1,825	4,834	4,453	2,306
Amortized premiums, discounts and capitalized expenses related to indebtedness	48	260	578	2,931	1,269	608
Estimated interest within rental expense (A)	411	682	634	627	685	786

Total	648	1,572	3,037	8,392	6,407	3,700

Ratio of Earnings to Fixed Charges(B)	47.42	22.46	11.25	2.38	N/A	5.31

(A)	Estimated interest within rental expense was calculated as 20% of rental expense. The assumption of 20% was based upon the average lease terms and estimated interest rates of Matrix’s leases.
(B)	Earnings for fiscal year ended May 31, 2005, were insufficient to cover fixed charges by $44.44 million.